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                          June 17, 2020

       Nancy Simonian, M.D.
       President and Chief Executive Officer
       Syros Pharmaceuticals, Inc.
       35 CambridgePark Drive, 4th Floor
       Cambridge, Massachusetts 02140

                                                        Re: Syros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 12, 2020
                                                            File No. 333-239141

       Dear Dr. Simonian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Cynthia Mazareas